Exhibit 99.1

NewcelX Appoints Dr. Julien Boisdron, a Swiss Big Pharma Leader
in Diabetes Innovation, to Its Scientific Advisory Board

Zurich, Switzerland and Ness Ziona, Israel – January 5th, 2026 – NewcelX Ltd. (Nasdaq: NCEL) (“NewcelX”), a biotechnology company developing cell-based and small-molecule therapies for neurodegenerative and metabolic diseases, today announced the appointment of Dr. Julien Boisdron, MD, a seasoned diabetes expert with extensive experience in Swiss big pharma leadership to its Scientific Advisory Board (“SAB”).

Dr. Boisdron brings more than two decades of global leadership in diabetes care. He currently serves as Chief Medical Officer for a major Swiss-based multinational large cap pharma company, where he oversees the strategic development of next-generation diabetes technologies, clinical programs, and real-world evidence initiatives. His background includes connected-care innovation, advanced insulin-management systems, and the integration of therapeutic and digital solutions to enhance patient outcomes.

In joining the NewcelX SAB, Dr. Boisdron will provide high-level strategic guidance supporting the development of IsletRx, NewcelX’s lead therapeutic program a stem-cell-derived islet cell therapy for insulin-dependent Type 1 Diabetes. Type 1 Diabetes represents the Company’s primary clinical focus, and Dr. Boisdron will advise on translational strategy as NewcelX advances the program toward clinical trials, including patient-adoption considerations, health-system integration, and future global commercialization frameworks.

“I am honored to join NewCelX’s Scientific Advisory Board and to collaborate on advancing next-generation therapies for diabetes,” said Dr. Boisdron. “NewCelX’s integrated platform, combining cell-therapy and neuroscience innovation, offers a compelling foundation to move potentially transformative treatments closer to patients.”

“Welcoming Dr. Boisdron to our advisory board strengthens NewCelX’s leadership in metabolic and regenerative medicine,” said Prof. Michel Revel, Chief Scientific Officer of NewCelX. “His extensive experience in diabetes care and global medical leadership will enrich our strategic direction as we advance our IsletRx program.”

“Type 1 Diabetes is the core focus of NewcelX and a key priority in our clinical development strategy,” said Ronen Twito, Executive Chairman & CEO of NewcelX. “As we advance our IsletRx program toward the clinic, Dr. Boisdron’s deep experience in diabetes innovation, clinical strategy, and global healthcare systems will be highly relevant to our efforts. His perspective strengthens our ability to develop a cell-based therapy designed to address the needs of patients with insulin-dependent diabetes.”

About NewCelX Ltd.

NewCelX Ltd. (Nasdaq: NCEL) is a biotechnology company developing transformative cell-based and small-molecule therapies for neurodegenerative and metabolic diseases. The company’s integrated platform combines advanced stem-cell technologies and neuroscience expertise to deliver scalable, regenerative treatments targeting conditions such as ALS and Type 1 Diabetes. NewCelX is headquartered in Zurich, Switzerland, with research and development operations in Ness Ziona, Israel.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses the anticipated contributions of Dr. Julien Boisdron, MD and the potential of NewcelX to deliver a functional cell-based solution for insulin-dependent diabetes. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on November 6, 2025.

Investor & Media Contacts

Sarah Bazak, Investors relations

sarahb@newcelx.com

www.newcelx.com

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